Ao1 Solutions Inc.
Statements of Cash Flows
(Unaudited)

	Year Ended May 31, 2017	Year Ended May 31, 2016
Cash flows from operating activities:		
Net loss	$ (395,438)	$ (766,267)
Adjustments to reconcile net loss to cash used in operations		
Depreciation	1,377	755
Changes in operating assets and liabilities:		
Accounts receivable	(4,000)	-
Loans to officers	2,339	(4,320)
Other current assets	(6,028)	-
Due to officers	(14,317)	7,419
Taxes payable	89	-
Net cash used in operating activities	(415,978)	(762,413)
Cash flows from investing activities		
Purchase of equipment	(3,128)	(7,261)
Net cash used in investing activities	(3,128)	(7,261)
Cash flows from financing activities:		
Proceeds from sale of stock	-	20,000
Payment of loan from officer	-	(8,000)
Payment of long-term loan	-	(20,800)
Proceeds from officer loans	29,439	-
Proceeds from convertible notes	260,200	965,000
Net cash provided by financing activities	289,639	956,200
Net cash increase for period	(129,467)	186,526
Cash at beginning of period	186,526	-
Cash at end of period	$ 57,059	$ 186,526
Supplemental disclosure of cash flow information:		
Cash paid during the period for:		
Income taxes	$ -	$ -
Interest	$ -	$ -